Contact

www.linkedin.com/in/adamscottperl
(LinkedIn)

www.Arrangr.com (Company)

Top Skills

Arrangr PRO+

Freelancer Scheduler

Mergers

Languages

Italian (Professional Working)

Adam Scott Perl

CEO | Co-Founder at Arrangr

New York City Metropolitan Area

Summary

With over 20 years of experience in corporate development, strategy, and entrepreneurship, I am passionate about creating innovative solutions that simplify and streamline complex business processes. My mission with Arrangr, a top-ranked SaaS company that offers a powerful suite of scheduling tools, is to help professionals save time, reduce chaos, and improve productivity using superior UI/UX, proprietary algorithms, and Artificial Intelligence.

As the CEO and Co-Founder of Arrangr, I lead a talented and diverse team of engineers, designers, marketers, and customer success managers who share my vision and values. Together, we have developed a product that can arrange a complete 1:1 or group business meeting (A-Z) in as little as 10 seconds and just a few clicks, incorporating the conf call, video conference, and personal calendar of choice. We have also launched Arrangr PRO+, a premium service that caters to business professionals who need to schedule meetings with multiple clients and projects.

Experience

Arrangr, Inc.
CEO and Co-Founder
December 2017 - Present (6 years 5 months)
US: San Francisco, Boston, & Chester, CT (hq)

Arrangr.com is a top-ranked SaaS company focused on reducing the time and chaos associated with scheduling a virtual or in-person business meeting. We have developed a fully integrated, powerful suite of scheduling tools using superior UI/UX, proprietary algorithms, and Artificial Intelligence. In as little as 10 seconds and just a few clicks, Arrangr can arrange a complete 1:1 or group business meeting (A-Z) that incorporates the conf call, video conference, and personal calendar of choice.

Chester Advisory Group

Managing Partner
January 2007 - Present (17 years 4 months)
Chester, CT

Consultancy specializing in corporate development projects and startup ventures.
• Corporate development/strategy, M&A, acquisition integration, corporate reorganization, business operations, valuation, competitive analysis, funding acquisition, financial planning, strategic marketing, and marketing partnerships.

Chester Economic Development Commission
2 Term - Appointee
June 2017 - April 2022 (4 years 11 months)
Chester, CT

The EDC aims to foster Chester's economic vitality and growth.

QBand
Board Member
October 2015 - October 2017 (2 years 1 month)
Miami, FL

WorkWingman
Advisor
February 2016 - July 2017 (1 year 6 months)
Greater Boston Area

Climate Remediation Foundation
Chief Operating & Financial Officer
December 2015 - February 2017 (1 year 3 months)
Boston, MA | New Haven, CT

The Climate Remediation Foundation (CRF) was a non-politically aligned organization focused on arresting, addressing and educating the greater public on the harmful affects of climate change. Regardless of whether one is of the belief that climate change is a human cause, the effect is detrimental to society and the CRF is a single-minded organization focused on this very important issue.

Alex & Me Company, LLC
Co-Founder and CEO
March 2005 - December 2014 (9 years 10 months)
Essex, CT | Chesire, CT

Alex & Me Company, LLC specialized in cutting-edge manufacturing, importing & retailing of UV Sun Protective Clothing and Swimwear for retail. Alex & Me Company was the first and largest US multi-brand Internet retailer of UV/UPF sun protective clothing and swimwear.

PetLink USA
Co-Founder and President
July 2001 - July 2005 (4 years 1 month)
West Hartford, CT

Created as Co-founder an integrated Internet-based network designed to close the healthcare loop between veterinarians and pet owners by utilizing smartcard technology.

Myesuperstore
CFO
June 2000 - December 2001 (1 year 7 months)
Newport Beach, CA

Member of the founding management team at this internet startup designed to create consumer ecommerce websites with an aggregated fulfillment backend.

The Kessler Group
Vice President
July 1999 - June 2000 (1 year)
Boston, MA

Responsible for exploring and expanding Kessler's Corporate Venturing activities.

FleetBoston Financial
Senior Associate
June 1998 - July 1999 (1 year 2 months)
Boston, MA

Corporate Strategy and Development Group, (Mergers & Acquisitions Group). Completed a half dozen M&A transactions and subsequent acquisition integrations.

SONY
SONY Internship recipient from Carnegie Mellon
1997 - 1997 (less than a year)
Tokyo, Japan

Strategic Planning - Sony Marketing of Japan

Education

Carnegie Mellon University - Tepper School of Business
MBA/MSIA, Finance, Strategy, & Entreprenuership · (1996 - 1998)

Babson College
Bachelor's Degree, Finance/Investments · (1985 - 1989)

The Loomis Chaffee School
Preparatory School · (1981 - 1985)

Istituto Lorenzo de' Medici
Lingua Italiano · (1965 - 1965)